

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Via E-mail
Maureen O'Connell
Executive Vice President and Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

> **Re:** **Scholastic Corporation**
> **Form 10-K for Fiscal Year Ended May 31, 2011**
> **Filed July 27, 2011**
> **File No. 000-19860**

Dear Ms. O'Connell:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 6: Commitments and Contingencies, page 49

Contingencies, page 51

1. A large portion of your disclosure is dedicated to providing the history of the legal proceeding in which you are involved, including the dates of various motions and hearings. Also, while you state that you intend to vigorously defend the lawsuit, you have not specifically stated your conclusion as to the likelihood of a loss contingency with respect to the matter disclosed. Therefore, it is not clear whether you believe the likelihood of an adverse outcome is other than remote, nor is it clear how material, or potentially material, the matters is, or could be, to you. We believe your disclosure would be much more useful to investors if it was focused on describing the current status of the matter, in plain English, rather than on the history of legal proceedings. Lastly, it is not determinable from your disclosure if you have recorded an accrual for the matter or if there are unrecognized contingencies that could require further disclosure regarding their aggregate loss exposure. Please advise, and revise your disclosure as appropriate. Provide us with a copy of your

intended revised disclosure. Refer to the disclosure requirements set forth by paragraphs 1-5 of ASC 450-20-50.

Note 8: Goodwill and Other Intangibles, page 52

2. We note your disclosure that in fiscal year 2011, you determined that certain intangible assets associated with publishing and trademark rights, which were previously accounted for as indefinite-lived assets, were no longer indefinite-lived and you subsequently commenced amortization of the assets. Please describe for us the intangible assets that you determined were no longer indefinite-lived, the carrying value at the beginning of fiscal year 2011, the amount of amortization expense recorded in fiscal year 2011 for these assets, and the facts and circumstances that led you to believe that they were no longer indefinite-lived assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief